Guardion Health Sciences, Inc.

15150 Avenue of Science, Suite 200

San Diego, California 92128

July 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Guardion Health Sciences, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-209488 CIK No. 0001642375

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Guardion Health Sciences, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-209488), as amended, and together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on February 11, 2016 to register the resale of up to 12,451,087 shares of common stock (the “Shares”) by certain selling stockholders. No securities were sold under the Registration Statement. The Shares are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement and will now be offered pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-232544), originally filed with the SEC on July 3, 2019.

Thank you for your assistance with this matter. Please contact David Sunkin of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4252 if there are any questions with respect to this request.

Sincerely,

Guardion Health Sciences, Inc.

By:	/s/ Michael Favish
Name:	Michael Favish
Title:	Chief Executive Officer

cc: David Sunkin

Sheppard Mullin, Richter & Hampton LLP